EXHIBIT 16

PROMISSORY NOTE

$7,500,000.00	November 10, 2008
Beverly Hills, California

For value received, the undersigned Roger A. Parker, (the “Maker”), promises to pay to TRACINDA CORPORATION, a Nevada corporation, (the “Lender”) at 150 South Rodeo Drive, Suite 250, Beverly Hills, CA 90212, the principal sum of Seven Million Five Hundred Thousand Dollars ($7,500,000.00), together with interest thereon in like money from November 10, 2008 on the unpaid principal balance thereof, at the rate of Four and One Quarter Percent (4.25%) per annum, compounded annually.

A payment of principal in the amount of Seven Million Five Hundred Thousand Dollars ($7,500,000.00) along with accrued interest thereon shall be due and payable on May 11, 2009.

This note may be prepaid, in whole or in part, without premium or penalty.

Should an event of default occur in payment of principal when due or at loan maturity, whether by acceleration or otherwise, or in the performance or observance, when due, or any term, covenant or condition of this Note or condition of any Deed of Trust (including amendments or extensions thereof) securing or pertaining to this Note, at the option of Lender and without notice or demand, the entire balance of principal then remaining unpaid shall become immediately due and payable. If the principal hereof shall be paid after it shall become due, whether because such payment is due on a Saturday or a holiday or for any other reason, interest shall be paid thereon to the date of actual receipt of such payment by Lender. Any payment made by check shall be deemed paid only upon clearance. Maker agrees to pay all costs of collection when incurred, including reasonable attorneys’ fees, whether or not any suit be commenced, and to perform and to comply with each of the covenants, conditions, provisions and agreements contained in every instrument or document now or hereafter evidencing or securing the loan evidenced by this Note. If any suit or action be instituted to enforce this Note, Maker promises to pay, in addition to the costs and disbursements otherwise allowed by law, such sum as the court may adjudge reasonable attorneys’ fees in such suit or action.

Maker, jointly and severally waives diligence, presentment, protest and demand and also notice of protest, demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time by the Lender without notice to or consent of Maker, and hereby consents to the acceptance by the Lender of further security or the release by the Lender of any security for this Note without any need for any further consent by or notice to, and without in any way affecting the liability of Maker hereof . No extension of time for the payment of this Note, or any installment hereof made by agreement by the Lender with any person now or hereafter liable for the payment of this Note shall affect the original liability under this Note for Maker, even if Maker is not a party to such agreement. The pleading of any status of limitation as a defense to any demand against Maker, is expressly waived by each and all of said parties to the full extent permitted by law.

PROMISSORY NOTE

Roger A. Parker

Page: 2

Maker agrees any arrangements herein are not transferable by Maker.

This Note shall be governed by and construed in accordance with the laws of the State of California.

IN WITNESS WHEREOF, Maker has caused this Note to be executed.

“Maker”	“Lender”

/s/ Roger A. Parker	/s/ Anthony Mandekic
Roger A. Parker	Tracinda Corporation
by Anthony Mandekic, Secretary/Treasurer